Exhibit 44

GROWN ROGUE INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYSIS

FOR THE YEAR ENDED OCTOBER 31, 2023

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This Management Discussion and Analysis (“MD&A”) made as of February 28, 2024, should be read in conjunction with the consolidated financial statements of Grown Rogue International Inc. (the “Company”, “Grown Rogue”, (“we”, “our”, or “us”) for the years ended October 31, 2023, and 2022 (the “Reporting Period”), and the related notes thereto (the “Financial Statements”). The Company’s Financial Statements are presented on a consolidated basis with its wholly-owned subsidiary, Grown Rogue Unlimited, LLC (“GR Unlimited”), and GR Unlimited’s wholly-owned subsidiaries: Grown Rogue Gardens, LLC (“GR Gardens”), GRU Properties, LLC (“GRU Properties”), GRIP, LLC (“GRIP”), and Grown Rogue Distribution, LLC (“GR Distribution”); as well as GR Unlimited’s 87% interest in GR Michigan, LLC (“GR Michigan”), and GR Unlimited’s 87% interest in Canopy Management, LLC (“Canopy”), which owns 60% of Golden Harvests, LLC (“Golden Harvests”). During the year ended October 31, 2023, the Company announced that it had exercised its option to obtain 87% of the membership units of Canopy (through GR Unlimited). Grown Rogue’s reporting currency is the United States dollar and all amounts in this MD&A are expressed in United States dollars unless otherwise noted. The Company’s functional currency is the Canadian dollar while all subsidiaries use USD as the functional currency. The use of “CAD$” refers to Canadian dollars.

The Company’s comparative information included in this MD&A has been prepared in accordance with International Financial Reporting Standards (“IFRS”).

Additional information relating to the Company is also available on the System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca. The common shares of GRIN are listed on the Canadian Securities Exchange under the symbol “GRIN”.

Management’s Responsibilities for Financial Reporting

The Financial Statements have been prepared by management in accordance with IFRS and have been approved by the Company’s board of directors (the “Board”). The integrity and objectivity of the Financial Statements are the responsibility of management. In addition, management is responsible for ensuring that the information contained in the MD&A is consistent where appropriate, with the information contained in the Financial Statements.

The Financial Statements may contain certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis to ensure that the Financial Statements are presented fairly in all material respects.

As the Company is a Venture Issuer (as defined under under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) (“NI 52-109”), the Company and Management are not required to include representations relating to the evaluation, design, establishment and/or maintenance of disclosure controls and procedures (“DC&P”) and/or Internal Controls over Financial Reporting (“ICFR”), as defined in NI 52-109, nor has it completed such an evaluation. Inherent limitations on the ability of the certifying officers to design and implement on a cost-effective basis DC&P and ICFR for the issuer may result in additional risks of quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

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Forward-Looking Statements

This MD&A contains information and projections based on current expectations. Certain statements herein may constitute “forward-looking” statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this MD&A, such statements use such words as “will”, “may”, “could”, “intends”, “potential”, “plans”, “believes”, “expects”, “projects”, “estimates”, “anticipates”, “continue”, “potential”, “predicts” or “should” and other similar terminology. These statements reflect expectations regarding future events and performance but speak only as of the date of this MD&A. Forward-looking statements include statements with respect to planned acquisitions, strategic partnerships or other transactions and expansions not yet concluded, including the timing thereof; plans to market, sell and distribute products; market competition; plans to retain and recruit personnel; the ability to secure funding; and the ability to obtain regulatory and other approvals are all forward-looking information.

These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance, or achievements to be materially different from those implied by such statements.

There can be no assurance that any intended or proposed activity or transaction will occur or that, if any such action or transaction is undertaken, it will be completed on terms currently intended by the Company. The Company assumes no responsibility to update or revise forward-looking information to reflect new events or circumstances unless required by law.

Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. The forward-looking statements herein speak only as of the date hereof. Actual results could differ materially from those anticipated due to a number of factors and risks including those described in this MD&A under “Risk Factors” and in section 17 of the Company’s Listing Statement dated November 15, 2018, which can be found under the Company’s profile on www.sedarplus.ca.

Description of Business

Grown Rogue, headquartered in Medford, Oregon, is a craft cannabis company focused on delighting customers with premium flower and flower-derived products at fair prices. Our roots are in Southern Oregon where we have demonstrated our capabilities in the highly competitive and discerning Oregon market by becoming the number one flower producer in Oregon in 2022, which we have maintained year-to-date in 2023, and we have successfully expanded our platform to Michigan, where we quickly became a top 5 indoor wholesaler in that state in 2022, which we have maintained year-to-date in 2023. We combine our passion for product and value with a disciplined approach to growth, prioritizing profitability and return on capital.

Grown Rogue’s strategy is built to win now and, in the future, as the Company profitably delivers craft cannabis at appropriate scale and continues building out indoor cultivation in new markets, while scaling sungrown capabilities to support eventual interstate commerce.

Grown Rogue’s competitive advantage is efficiently cultivating and delivering craft cannabis at accessible prices, having a healthy balance sheet and the access to capital to accelerate the growth with new market opportunities.

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Oregon

Grown Rogue, through its wholly owned subsidiary, GR Gardens, operates four cultivation facilities in Oregon, comprising approximately 95,000 square feet of flowering cultivation canopy, that currently service the Oregon recreational marijuana market: two outdoor, sungrown farms called “Foothill” and “Ross Lane,” and two state-of-the-art indoor facilities (“Rossanley” and “Airport”). GR Gardens currently holds five producer licenses in Oregon from the Oregon Liquor Control Commission (“OLCC”), two wholesaler licenses, and two processor licenses.

During the year ended October 31, 2023, we executed a two-year lease which includes an option to purchase Ross Lane, an Oregon property which includes 35 acres, 3 tax lots and an additional OLCC producer license. Subsequent to the statement of financial position dated October 31, 2023, the Company executed on this purchase option on January 12, 2024 for total consideration of $1,525,000 comprised of a promissory note for $1,285,000 with the remaining consideration consisting of down payment and credit for prepaid rents.

Grown Rogue’s Oregon business is headquartered in the world-renowned Emerald Triangle, which is known world-wide for the quality of its cannabis. The Emerald Triangle includes the southern part of Oregon and northern part of California. The company capitalizes on this ideal outdoor growing environment to produce high-quality, low-cost cannabis flower. The two sungrown farms produce one crop each year per farm, which is planted in June and harvested in October.

GR Gardens is responsible for production of recreational marijuana using outdoor and indoor production methodologies. Foothill and Ross Lane are outdoor farms with 40,000 square feet of flowering canopy each, for a total of 80,000 square feet, sitting on a combined land package of approximately 135 acres. Our “Trail’s End” outdoor property will not be cultivated in 2023, and the Company will transfer the Trail’s End license to Ross Lane for production in 2024 to streamline operational efficiencies by centralizing production facilities.

Rossanley, an approximately 17,000 square-foot indoor facility, with approximately 5,600 square feet of flowering bench space, produces high-quality indoor flower through controlled environment agriculture (“CEA”) operations. By carefully controlling temperature, humidity, carbon dioxide levels, and other criteria, we produce a year-round supply of high-quality cannabis flower with multiple harvests per month. Rossanley has eight dedicated flower rooms, which allows for an average of nearly four harvests per month resulting in approximately 4,000 pounds annually.

Airport, acquired in 2022 is a 30,000 square-foot indoor growing facility adding 30,000 square feet of CEA indoor production space and 9,152 square feet of flowering bench space. Airport is a short distance from Rossanley, which is a benefit to operating efficiency, and it is equipped with state-of-the-art equipment which facilitates the implementation of best practices developed at Rossanley.

The total annual production capacity for Grown Rogue’s Oregon operations, based on the current constructed capacity, will range between 20,000 and 24,000 pounds, depending upon various factors including sungrown growing conditions and strain performance.

Michigan

In May 2021, we acquired, through Canopy, a controlling 60% interest in our Michigan operation called Golden Harvests.

The Golden Harvests facility is approximately 65% constructed, with approximately 50,000 square feet in operation, including approximately 14,550 square feet of flowering bench space, in addition to all the ancillary support space, including office and administration to support the operations.

The facility produces high quality indoor flower through CEA, with fourteen individual flowering rooms in operation. Harvested pounds in Michigan in 2023 totaled approximately 10,000 pounds. Golden Harvests produces bulk flower, packaged flower, and manufactures pre-rolls on site.

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Services

On May 24, 2023, GR Unlimited entered into an independent contractor consulting agreement (the “Consulting Agreement”) with Goodness Growth Holdings, Inc. (CSE: GDNS; OTCQX: GDNSF) (“Goodness Growth”). Under the Consulting Agreement, GR Unlimited will support Goodness Growth in the optimization of its cannabis flower products, with a particular focus on improving the quality and yield of top-grade “A” cannabis flower across its various operating markets, starting with Maryland and Minnesota.

Under the initial term of the Consulting Agreement, which expires on June 30, 2025, Goodness Growth will provide compensation to GR Unlimited for sustained consulting support, including input on systems and processes, and recommendations to improve Goodness Growth’s cultivation operations. GR Unlimited will be entitled to receive additional incentive compensation if our services result in improved cash flow performance as compared to Goodness Growth’s baseline expectations over the term of the agreement. Our cooperation in the agreement will be on an exclusive basis to Goodness Growth within the markets in which Goodness Growth operates. The agreement will automatically extend for up to two additional two-year terms, unless terminated by Goodness Growth or the Company.

A termination fee of at least $5,000,000 is payable to GR Unlimited in the event that Goodness Growth is acquired, sells all or substantially all of its assets, or is merged into another entity and is not the surviving entity of such merger. In addition, a termination fee of at least $2,500,000 is payable to GR Unlimited in the event that the Consulting Agreement terminates for certain other conditions.

As part of this strategic agreement, Goodness Growth is obligated to issue 10,000,000 warrants to purchase 10,000,000 subordinate voting shares of Goodness Growth to the Company, with a strike price equal to CAD$0.317 (US$0.233), being a 25.0 percent premium to the 10-day volume weighted average price (“VWAP”) of Goodness Growth’s subordinate voting shares prior to the effective date of the Consulting Agreement. Similarly, the Company will issue 8,500,000 warrants to purchase 8,500,000 common shares of the Company to Goodness Growth, with a strike price equal to CAD$0.225 (US$0.166), being a 25.0 percent premium to the 10-day VWAP of the Company’s common shares prior to the effective date of the Consulting Agreement. These warrants were issued on October 5, 2023.

The Consulting Agreement and amendments to the Consulting Agreement provide for service revenue earned by the Company to be calculated beginning January 2023, and we reported service revenue of $929,016 and cost of service revenue of $308,461 for the year ended October 31, 2023.

Product

Grown Rogue produces a range of cultivars for consumers to enjoy, which are traditionally classified as indicas, sativas, and hybrids. Grown Rogue has a mix of “core” and “limited” strains to provide consumers with consistent and unique purchasing options at their local dispensary. Grown Rogue flower has won multiple awards in Oregon, which is one of the most competitive cannabis production environments in the world, including the prestigious Growers Cup competition on two occasions. Grown Rogue won 1st place for highest THC content, 1st place for highest terpene content, and 3rd place in the grower’s choice category. In addition, we believe we achieved an outdoor production potency record, at the time, in the state of Oregon, when its Monkey Train cultivar tested at a THC potency of 35.13%. In 2023, Grown Rogue won 3rd place in the Oregon Grower’s Cup Outdoor category for its Sour Grape strain. Consumers can enjoy bulk flower in both Oregon and Michigan. In the Michigan market we also offer our innovative nitrogen sealed 3.5 gram flower jars, our patented nitrogen sealed pre-rolls, 3.5 gram flower bags, and regularly packaged pre-rolls.

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We recently launched a new line of strain-specific prepackaged flower, coupled with proprietary genetics, in Michigan, and launched a new branded pre-roll pack product in Oregon in 2023. In addition, Grown Rogue launched a new brand of pre-rolls, a rapidly growing category, called Yeti in 2023. According to LeafLink’s MarketScape data, Grown Rogue was the #1 flower producer in Oregon and a top 5 indoor flower wholesaler in Michigan in 2022 and in 2023.

Genetics

We are committed to developing unique, proprietary genetics as long-term genetic diversity will be a major factor in establishing brand differentiation with consumers. We have allocated research and development space to develop new strains, while also phenotype hunting to identify new and exciting strain options that will delight consumers. Grown Rogue has developed a compelling mix of proprietary strains, along with a library of “fan favorites” to ensure that consumer and dispensary demand will remain strong for our flower and flower-derived products. All Grown Rogue genetics are rigorously tested to establish the genetic makeup of each strain in our portfolio. We continue to focus on bringing new unique genetics to ensure a steady flow of innovative flower and flower products to market. Currently we carry more than 50 unique cultivars in our genetic library, and we continue to develop our portfolio as we trial new genetics.

Distribution and Sales

Grown Rogue uses a multi-channel distribution strategy that includes direct-to-retail delivery and third-party delivery (Michigan regulations mandate independent third-party delivery); wholesalers, who have their own distribution channels; and processors, who utilize Grown Rogue products (e.g., trim) to create retail-ready products.

Regarding the direct-to-retail channel, Grown Rogue’s sales team works closely with dispensary owners and intake managers to provide consistent product, competitive prices, and personalized service using sales techniques from other industries such as pharmaceutical and liquor. Grown Rogue’s goal is to establish and maintain the client relationship as we continue to expand our footprint in the states in which we operate.

Grown Rogue has developed end user product marketing collateral and other educational information regarding Grown Rogue products as part of all sales with dispensaries that include strain type, testing results, information on the product and other necessary information to clearly articulate the product being provided. Each product is uniquely packaged while maintaining brand consistency across the product suite.

Grown Rogue works with dispensary owners to develop promotional opportunities for retail customers and bud tenders. Grown Rogue provides detailed tutorials to the staff and owners of the dispensaries around the product and how it is grown, processed, cured and packaged so that they are intimately familiar with the Grown Rogue process. Grown Rogue also invites dispensary owners and operators to Grown Rogue’s operating facilities so they can see first-hand the methods and processes used to create the product.

Based upon information from MarketScape, which is part of the sales analytics tool utilized by LeafLink, which handles all of our sales and invoicing, we are the largest producer in Oregon and a top five indoor flower producer in Michigan.

Branding

Developing compelling branding that engages, inspires, and creates transparency and trust with consumers is one of the most important aspects of building a successful cannabis company. Cannabis product branding has been evolving from promising high-quality flower, to providing descriptions of the effect a consumer should expect from a particular product.

While other brands have shifted into the “one word” product description, Grown Rogue has leveraged consumer insights and product feedback to evolve the messaging to provide significantly more detail so consumers can make a more informed choice about which Grown Rogue products will optimally enhance their experience.

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In order to grow the Grown Rogue community and spread knowledge of its products, Grown Rogue leverages social media and other digital platforms. Grown Rogue aspires to eliminate the “dark mystery” historically associated with cannabis by empowering consumers to learn about the plant and then “enhance experiences” as they desire. The transition from prohibition to legal cannabis has provided the cannabis community with an opportunity to welcome a large group of new members and it is vital that product education is completed in an authentic and informative manner to ensure that everyone’s first cannabis experience is not only positive but also as expected.

Marketing and Advertising

Grown Rogue’s marketing channels include a comprehensive, fully responsive, interactive website (including mobile). The website has been search-engine optimized and includes calls to action that encourage consumers to become part of the Grown Rogue community by following the company on social media.

Grown Rogue is focused on providing education to new and existing consumers through our website but even more hands on through our retail partners. We provide vendor days and budtender education days where we spend one on one time with the budtenders educating them about everything Grown Rogue.

We strategically leverage the narrative at retail through digital and physical retail assets to further educate consumers about Grown Rogue.

Grown Rogue has established a social media presence that includes Facebook, Twitter, Instagram, LinkedIn, TikTok and YouTube. Grown Rogue’s social identity is defined by delivering fresh content and keeping interaction with followers/fans prompt and positive. Grown Rogue attracts existing cannabis industry participants as well as people not familiar with the industry by creating a positive, inclusive environment where dialogue is encouraged. The goal is to change existing stereotypes and overcome the stigmas associated with the cannabis industry.

Trademarks and Patents

Grown Rogue actively seeks to protect its brand and intellectual property. Grown Rogue currently has three registered U.S. trademarks:

1.	Grown Rogue was filed on September 22, 2017, and registered on August 7, 2018 under Registration No. 5537240.

2.	The Right Experience Every Time was filed on September 29, 2017 and registered on August 7, 2018 under Registration No. 5537260.

3.	Sizzleberry was filed on September 29, 2017, and registered on August 7, 2018, under Registration No. 5537259.

Grown Rogue filed a patent for its nitrogen sealed glass containers on February 15, 2018, with the United States Patent and Trademark Office (“USPTO”). The nitrogen sealed glass containers preserve the freshness of the flower and essential terpenes to improve the “entourage effect.” The USPTO issued Grown Rogue United States Patent Number 10,358,282 on July 23, 2019. Several third parties have contacted us to request licensing information on this technology. We have introduced nitrogen sealed jars and pre-rolls in Michigan and plan on launching them as we enter additional new markets and may license the technology to third parties operating in markets in which Grown Rogue is not currently licensed.

Social and Environmental Policies

Grown Rogue employs sustainable business models in our operations. We maintain the highest standards of environmental stewardship in cultivation. This includes sustainable water sources with optimization of reclamation and recapture from runoff and recycling of water input. We use only natural and sustainable products in all applications, including nutrients and integrated pest management. We maintain the highest level of sustainable cannabis practices through our focus on sustainable and natural cultivation methods. Grown Rogue hires and pays a living wage to its team members and is very involved in each of the communities where we operate.

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Plans for Expansion & Economic Outlook

Grown Rogue continues to focus on taking its learnings and experience from Oregon and Michigan into new markets across the United States. During the last two years, Grown Rogue has established a platform that excels at licensing, compliance, high-quality and low-cost production, understanding consumer purchasing preferences, and product innovation. This platform places Grown Rogue in a superior position to capitalize on new markets compared to our competitors. Oregon is arguably the most competitive cannabis market in the world, and we have excelled by implementing standard business practices that make the Company well suited for entering and building successful brand presence in newly-legalized cannabis markets.

The expansion into Airport (see “Description of the Business – Oregon”) and acquisition of a 60% interest in Golden Harvests (see “Description of the Business – Michigan”) represent execution of management’s strategy of growth through high quality, low-cost flower production. In addition, we have added a profitable services segment (see “Description of the Business – Services),” which leverages our cultivation expertise to generate margin and increase our presence to two new states at low financial risk. As other growth opportunities arise under favorable financial terms, management can activate known and repeatable systems into new assets.

We believe that the future of the cannabis industry is in branded products and that the leading brands are being developed on the west coast, which is well known for high quality cannabis. Unlike many current multi-state operators who prefer to obtain just a few licenses in a large volume of states, Grown Rogue is focused on establishing a larger number of licenses in fewer states to capitalize on the economies of scale we view as optimal to maximize profits. Over the next twelve months, we are focused on furthering our footprints and flower market shares in Oregon and Michigan markets, strengthening our presence in Minnesota and Maryland (by way of the Consulting Agreement), continuing to add new products to our portfolio, and exploring and executing on strategic opportunities in new states.

With the recent shift in political landscape, we have also begun analyzing the potential for federal de-regulation and the subsequent ability to export cannabis products across state lines. We believe Oregon will be a large export state. Being located in the Emerald Triangle provides a unique product differentiator due to the ability to produce high quality and low cost sungrown flower due to the environmental conditions that occur naturally in Southern Oregon. Our strategy to take advantage of what is projected to be a multi-billion dollar export business is developing, and we are excited to begin implementation of this business plan over the coming years, including the expansion into New Jersey.

On October 3, 2023, GR Unlimited executed a promissory note (the “New Jersey Retail Promissory Note”) and advanced $250,000 to an individual representing the principal amount of the note. Pursuant to the New Jersey Retail Promissory Note, interest on the outstanding principal borrowed accrues at a rate of 12% per annum provided that, if the extended maturity date of the note is triggered, interest shall accrue on the outstanding balance commencing on the maturity date and ending on the extended maturity date of the New Jersey Retail Promissory Note. The Company signed a related definitive agreement on January 16, 2024 to invest in the development of an adult-use dispensary in West New York, New Jersey. Also see Subsequent Events.

On October 4, 2023, the Company announced that it signed a definitive agreement with an option to acquire 70% of ABCO Garden State, LLC (“ABCO”), pending regulatory approval from the New Jersey Cannabis Regulatory Commission (the “CRC”). ABCO was granted a conditional cultivation and manufacturing license by the CRC and will receive its annual cultivation license soon. GR Unlimited executed a secured draw down promissory note (the “ABCO Promissory Note”) with ABCO’s affiliate, Iron Flag, LLC, to fund tenant improvements and for general working capital at the 50,000 square foot facility leased by ABCO for use in ABCO’s cannabis cultivation operations under construction and estimated to be completed in the second quarter of 2024. Pursuant to the ABCO Promissory Note, GR Unlimited shall make the maximum amount available to Iron Flag, LLC in one or more advances in an aggregate amount not to exceed $4,000,000. Interest on the outstanding principal borrowed accrues at a rate of 12.5% per annum commencing with respect to each advance and accruing until the date the standing advances and all accrued interest is paid in full.

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Legal Matters

On September 22, 2022, the United States Securities and Exchange Commission (the “Commission”) issued an Order Instituting Proceedings (“OIP”) pursuant to Section 12(j) of the Securities Exchange Act of 1934 (the “1934 Act”), against the Company alleging violations of the 1934 Act, as amended, and the rules promulgated thereunder, by failing to timely file periodic reports. Section 12(j) authorizes the Commission as it deems necessary or appropriate for the protection of investors to suspend for a period not exceeding 12 months, or to revoke, the registration of a security if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of the 1934 Act, as amended, or the rules promulgated thereunder. The Company has filed an answer to the OIP and is seeking a hearing in the matter. The Company is currently fully compliant with all of their filings, is vigorously defending itself in the matter, and is preparing to re-register its security if necessary.

Selected Annual Information

The following selected financial data for each of the three completed financial years are derived from the audited annual financial statements of the Company.

Years ended October 31,	2023 ($)	2022 ($)	2021 ($)
Total revenue	23,353,185	17,757,283	9,378,673
Income (loss) from operations	4,254,151	957,149	701,576
Net income (loss)	(662,320)	419,951	(1,014,747)
Net loss per share, basic and diluted	(0.00)	0.00	(0.02)
Comprehensive income (loss)	(666,882)	400,716	(1,092,928)
Comprehensive income (loss) per share, basic & diluted	(0.00)	0.00	(0.02)
Total assets	30,162,721	16,370,582	14,207,700
Total non-current liabilities	4,610,087	2,114,978	3,224,677
Cash dividends	Nil	Nil	Nil

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Results of Operations

Selected Financial Results

Years Ended October 31, 2023 and 2022

Selected financial results of operations for the years October 31, 2023 and 2022, are summarized below:

Year ended October 31,	2023 ($)	2022 ($)	Variance ($)	Variance %
Revenue	23,353,185	17,757,283	5,595,902	32%
Cost of goods and services sold, excluding fair value adjustments	(11,464,317)	(9,227,439)	(2,236,878)	24%
Gross profit before fair value adjustments	11,888,868	8,529,844	3,359,024	39%
Net income (loss)	(662,320)	419,951	(1,082,271)	(258%)
Cash flow from operations before NCWC	6,406,514	3,175,286	3,231,228	102%

Significant items contributing to the generation of net income for the years ended October 31, 2023 and 2022 are summarized in the table below:

Years ended October 31,	2023 ($)	2022 ($)	Variance $	Variance %
Total revenues	23,353,185	17,757,283	5,595,902	32%
Cost of revenues, excluding fair value items	(11,464,317)	(9,227,439)	(2,236,878)	24%
Realized fair value amounts in inventory sold	2,573,151	3,685,338	(1,112,187)	(30%)
Unrealized fair value gain on growth of biological assets	(3,355,797)	(3,278,572)	(77,225)	2%
Accretion expense	1,026,732	491,781	534,951	109%
General and administrative expenses	6,465,877	5,852,236	613,641	10%
Share-based compensation	346,113	70,996	275,117	388%
Interest expense	370,616	402,239	(31,623)	(8%)
Amortization of property and equipment	578,641	750,916	(172,275)	(23%)
Unrealized loss on derivative liability	4,563,498	-	4,563,498	n/a
Unrealized loss on marketable securities	-	333,777	(333,777)	n/a
Unrealized gain on warrants asset	(129,113)	-	(129,113)	n/a
Loss on disposal of property and equipment	182,025	6,250	175,775	2,812%

More detailed analysis of the components of results of operations are described in the following sections.

Revenues

Revenues – Years Ended October 31, 2023 and 2022

Years ended October 31,	2023 ($)	2022 ($)	Variance ($)	Variance (%)
Revenue from Grown Rogue production	22,424,169	17,757,283	4,666,886	26%
Revenue from services	929,016	-	929,016	n/a
Total revenue	23,353,185	17,757,283	5,595,902	32%

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Service revenues during the year ended October 31, 2023, were derived from the Consulting Agreement (see Description of Business – Services); no service revenues were earned during the comparable period in 2022. The following table summarizes revenues from Grown Rogue production for the year ended October 31, 2023 and 2022:

Years ended October 31,	2023 ($)	2022 ($)	Variance ($)	Variance (%)
Indoor	17,813,172	15,678,541	2,134,631	14%
Outdoor	2,471,790	733,212	1,738,578	237%
Pre-rolls	821,774	327,775	493,999	151%
Trim & other	1,317,433	1,017,755	299,678	29%
Revenue from Grown Rogue production	22,424,169	17,757,283	4,666,886	26%

Revenues during the year ended October 31, 2023, were higher than the comparative period in 2022, due primarily to an increase in total pounds sold.

As detailed further below, we sold more pounds in the year ended October 31, 2023, than the comparative period in 2022, at lower ASP. Further, sales pricing for trim increased by approximately 29% during the year ended October 31, 2023, as compared to the year ended October 31, 2022.

The following tables summarize pounds sold and average selling prices:

Years ended October 31,	2023 Pounds sold	2022 pounds sold	Pounds variance	2023 ASP ($)	2022 ASP ($)	ASP variance
Indoor flower	20,329	18,325	2,004	876	856	21
Outdoor flower	7,114	2,828	4,286	347	259	88
Pre-rolls	651	187	464	1,263	1,754	(491)
Total	28,094	21,340	6,754	751	784	(33)

Costs of goods and services sold

Years Ended October 31, 2023 and 2022

Years ended October 31,	2023 ($)	2022 ($)	Change ($)	Change (%)
Costs of goods sold	11,155,676	9,227,439	1,928,237	21%
Costs of service revenues	308,641	-	308,641	n/a
Costs of goods sold, excl. fair value items	11,464,317	9,227,439	2,236,878	24%

Cost of finished cannabis inventory sold during the year ended October 31, 2023, increased by 21% over the comparative year ended October 31, 2022, while revenues for the same periods increased 26%. This reflects the impact to cost of goods sold of operational and scale efficiencies and increased sales volume (pounds sold increased 32%), and the impact to sales revenues of increased sales volume and a 4% decrease in ASP.

Net income and loss

Share-based Compensation

During the year ended October 31, 2023, we granted, or committed to grant, common shares and stock options as compensation to employees and service providers. The common shares issuances and stock options (measured at fair value using the Black-Scholes pricing model) resulted in total expense recognition of $346,113 during the year ended October 31, 2023 (2022 - $70,996).

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General and Administrative Expenses

Years ended October 31,	2023 ($)	2022 ($)	Change ($)	Change (%)
Office, banking, travel, and overheads	1,960,695	1,929,384	31,311	2%
Professional services	585,342	456,532	128,810	28%
Salaries and benefits	3,919,840	3,466,320	453,520	13%
General and administrative expenses	6,465,877	5,852,236	613,641	10%

General and administrative costs increased for the year ended October 31, 2023, as compared to the year ended October 31, 2022, in support of the Company’s growth and increased sales volumes.

Interest and Interest Accretion Expense

Year ended October 31,	2023 ($)	2022 ($)	Change ($)	Change (%)
Interest and accretion expense	1,397,348	894,020	503,328	56%

Interest and accretion expenses reflect the increase in accretion due to the new convertible debentures issued during the year ending October 31, 2023 including the convertible debentures issued on December 5, 2022, (the “December Convertible Debentures"); on July 13, 2023 (the “July Convertible Debentures”); and on August 17, 2023 (the “August Convertible Debentures”).

Segment reporting

We operate in the states of Oregon and Michigan in the United States, and we recently began providing consulting services. The following tables summarize performance by segment for the years ended October 31, 2023 and 2022.

Segments	Oregon	Michigan	Other	Services	Total
	$	$	$	$	$
Non-current assets other than financial instruments:
As at October 31, 2023	6,640,932	4,016,861	1,361,366	-	12,019,159
As at October 31, 2022	4,719,260	3,741,309	-	-	8,460,569

Year ended October 31, 2023:
Net revenue	11,001,261	11,422,908	-	929,016	23,353,185
Gross profit	5,259,439	6,791,700	-	620,375	12,671,514
Gross profit before fair value adjustments	4,615,259	6,653,234	-	620,375	11,888,868

Year ended October 31, 2022:
Net revenue	8,852,104	8,905,179	-	-	17,757,283
Gross profit	3,039,159	5,083,919	-	-	8,123,078
Gross profit before fair value adjustments	3,089,302	5,440,542	-	-	8,529,844

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Summary of Quarterly Results

The following table sets out selected quarterly results of the Company for the eight quarters ended on or before October 31, 2023. The information contained herein is drawn from the interim financial statements of the Company for each of the aforementioned eight quarters. The trend in revenues reflects the consolidation of Golden Harvests, following our acquisition of a 60% controlling interest, and its $3.9 million in revenues for the six months ended October 31, 2021, and its $8.9 million in revenues for the year ended October 31, 2022. Revenues in any period are subject to market sales pricing, which historically has fluctuated significantly. Management has observed that pricing and sales volumes tend to be lower seasonally during winter months, in the Company’s first fiscal quarter, although we do not have high confidence that this will persist. Net losses shifted to net income in Q3 2021 (with an exception of net loss in Q4 2022 and Q4 2023), the quarter (Q3 2021) in which we acquired a 60% interest in Golden Harvests. Net income and loss include the impact of significant non-cash expenses, such as losses on the fair valuation of derivative liabilities, marketable securities, share-based payments, and interest accretion. Expenses contributing to net loss do not have significant seasonal trends, except for costs of sales, which follow trends in revenues.

Fiscal Year	2023	2023	2023	2023
Quarter ended	Oct 31	Jul 31	Apr 30	Jan 31
Revenue ($)	6,522,291	6,295,717	6,004,637	4,530,540
Net income (loss) ($)	(2,012,324)	345,488	411,979	592,537
Net income (loss)/share, basic & diluted	(0.00)	0.00	0.00	0.01

Fiscal Year	2022	2022	2022	2022
Quarter ended	Oct 31	Jul 31	Apr 30	Jan 31
Revenue ($)	5,072,635	4,251,808	4,700,127	3,732,713
Net income (loss) ($)	(451,630)	571,406	144,734	155,441
Net income (loss)/share, basic & diluted	(0.00)	0.00	0.01	0.00

Liquidity

Our ability to generate cash in the short term is based upon sales from production and financing proceeds, and in the long term is based upon sales from production, including production from investments in production increases, or from growth by business acquisitions, or a combination thereof. Investments to increase production or acquire business may require further financing. The Company generates operating cash flows from sales of cannabis products which generate margin that contribute to coverage of other operating costs. We have generated net income for six of the eight most recent quarters (exception Q4 2023 and Q4 2022) and expect to continue generating net income consistently. We have raised financing historically through debt and equity, which has been and will be invested in the business in order to improve production yields and increase total productive capacity, as well as cover operating costs, and to strategically expand the business. We raised gross proceeds of $8,000,000 during the year ended October 31, 2023, (2022 - $1,400,000).

We are typically able to sell finished goods shortly after inventory reaches its final state, and sales are primarily made on cash-on-delivery terms, or with short net terms. Our ability to fund operations, to plan capital expenditures, and to plan acquisitions, depends on future operating performance and cash flows and the availability of capital by way of debt or equity investment in the Company, which are subject to prevailing economic conditions and financial, business, and other factors, some of which are beyond the Company’s control.

Pg 14 of 39

Cash flows

The following table summarizes certain cash flow items for the years ended October 31, 2023, and 2022.

Years ended October 31,	2023 ($)	2022 ($)
Net income (loss)	(662,320)	419,951
Net cash provided by operating activities	5,729,351	2,004,175
Net cash used in investing activities	(2,887,308)	(1,113,283)
Net cash provided / (used) by financing activities	4,433,820	(422,541)
Net increase in cash and cash equivalents	7,275,863	468,351
Effect of currency translation	(2,210)	918
Cash and cash equivalents, beginning	1,582,384	1,114,033
Cash and cash equivalents, ending	8,858,247	1,582,384

Operating Activities

During the year ended October 31, 2023, cash provided by operating activities was $5,729,351 (2022 - $2,004,175). This number was derived by adding back non-cash items to net income, including the following significant adjustments:

●	$578,641 (2022 - $750,916) in amortization of property & equipment;

●	$1,757,672 (2022 - $1,102,688) from depreciation expensed in costs of finished inventory sold;

●	Deduction of $3,355,797 (2022 – $3,278,572) from the unrealized change in fair value of biological assets;

●	$2,573,151 (2022 - $3,685,338) for changes in fair value in inventory sold;

●	Deduction of $470,358 (2022 - $nil) from deferred income taxes;

●	$344,593 (2022 - $96,649) in share-based compensation and stock option vesting expense, including expense for option grants under our stock option plan implemented during 2020, as well as shares issued directly as compensation for employees, directors, and service providers;

●	$1,026,732 (2022 - $491,781) in accretion of interest expense on debt and convertible debentures outstanding;

●	$Nil (2022 – $333,777) from the unrealized loss on our investment in Plant Based Investment Corp. (“PBIC”) shares, measured at PBIC’s publicly quoted share price;

●	$Nil (2022 – $455,674) from gain on debt settlement;

●	$4,563,498 (2022 - $Nil) from the loss on fair value of derivative liability;

●	Deduction of $129,113 (2022 - $nil) from the unrealized loss on warrants asset.

Changes in non-cash working capital are summarized in the following table.

Year ended October 31,	2023 ($)	2022 ($)
Accounts receivable	(465,465)	(904,711)
Inventory and biological assets	(767,636)	(94,595)
Prepaid expenses and other assets	(40,513)	5,267
Accounts payable and accrued liabilities	569,451	(124,334)
Interest payable	-	(13,750)
Income tax payable	55,024	56,401
Unearned revenue	(28,024)	(95,389)
Total	(667,163)	(1,171,111)

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Changes in accounts receivable are due to the timing and collection of sales. Changes in inventory and biological assets reflect increases due to increased productive capacity, as well as the timing of harvests, the timing of the completion growth cycles, and the timing of sales of finished inventory. Changes in liabilities, including accounts payable and accrued liabilities reflect the use of credit terms and cash flow management based upon ongoing liquidity management.

Investing Activities

During the year ended October 31, 2023, we added $4,008,866 (2022 - $4,000,874) to property and equipment, including non-cash right-of-use asset additions. We expended cash flows of $1,456,782 (2022 - $1,111,283) for property and equipment additions.

Financing Activities

Net cash flows from financing activities during the year ended October 31, 2023, were $4,433,820 (2022 – net cash used of $422,541). Significant financing activities included the following:

●	Proceeds of $8,000,000 from issuance of convertible debentures;

●	Repayments of $261,006 of convertible debentures;

●	Repayments of $1,673,344 of lease principal; and

●	Repayments of $1,631,830 of long-term debt.

Financing activities during the comparable year ended October 31, 2022, included the following:

●	Debt proceeds of $100,000 borrowed for general corporate uses;

●	$1,300,000 raised through a private placement of common shares;

●	Repayments of $1,089,738 of lease principal; and

●	Repayments of $732,803 of long-term debt.

Trends and expected fluctuations in liquidity

	October 31, 2023 ($)	October 31, 2022 ($)	Variance ($)	Variance (%)
Current assets	17,421,537	7,910,013	9,511,524	120%
Current liabilities	(13,004,181)	(5,315,904)	(7,688,277)	145%
Working capital	4,417,356	2,594,109	1,823,247	70%

Working capital varied from October 31, 2022, to October 31, 2023, due primarily to an increase in net cash provided by financing activities, which was $4,433,820 during the year ended October 31, 2023 versus cash used by financing activities of $422,541 during the year ended October 31, 2022.

We expect significant ongoing fluctuations in working capital over time, as we are in the early stages of growth. We have historically raised debt with principal due on maturity, and accordingly, we expect significant one-time payments as debt matures, as opposed to smooth cash outflows over time. We have historically been able to meet commitments, modify debt maturities, and raise new financing as required to respond to changes in our liquidity position, although there is no guarantee we will be able to do so in the future. We are exposed to market pricing for cannabis products, which materially impacts our liquidity and is out of our control. The market for cannabis products, including flower, which is our primary product, is relatively immature, having recently become legal to buy and sell in certain markets.

Pg 16 of 39

We have observed some indications of seasonality, and in addition, we have observed that market conditions can change rapidly without apparent explanations or analyzable causes. We cannot control whether we will be able to raise financing when required or sell cannabis products at profitable prices in the future; however, part of our strategy is to produce flower at sustainable gross margins over a growing productive base, which, holding other factors constant, is expected to result in improved net loss or net income, as well as net cash flows.

Commitments and Obligations

Set out below are undiscounted minimum future lease payments after October 31, 2023.

Total future minimum lease payments ($)
Less than one year	1,108,495
Between one and five years	2,572,570
Total	3,681,065

The Company has four lease contracts with extension options remaining after October 31, 2023, which were negotiated by management to provide flexibility in managing business needs. Set out below are the undiscounted potential rental payments related to periods following the date of exercise options that are not included in the lease term:

	Within five years	More than five years
Extension options available to be exercised	$4,073,488	$6,439,274

The contractual maturities of the Company’s accounts payable and accrued liabilities, debt, leases, and unearned revenue occur over the next five years are as follows:

	Year 1	Over 1 Year - 3 Years	Over 3 Years - 5 Years
	$	$	$
Accounts payable and accrued liabilities	2,359,750	-	-
Lease liabilities	824,271	1,116,399	978,013
Convertible debentures	-	-	2,412,762
Debt	1,285,604	102,913	-
Business acquisition consideration payable	360,000	-	-
Total	4,829,625	1,219,312	3,390,775

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Capital Resources

Debt financing

 On December 5, 2022, the Company announced the closing of a non-brokered private placement of the December Convertible Debentures with an aggregate principal amount of $2,000,000. The December Convertible Debentures bear an interest of 9% per year, paid quarterly, and mature 36 months from the date of issue. The Convertible Debentures are convertible into common shares of the Company at a conversion price of CAD$0.20 per common share. Additionally, on closing, the Company issued to the purchasers of the December Convertible Debentures an aggregate of 6,716,499 warrants (the "December Warrants"), that represent 50% coverage of each purchaser’s December Convertible Debenture investment. The December Warrants are exercisable for a period of three years from issuance into common shares at an exercise price of $0.25 CAD per common share. The Company has the right to accelerate the warrants if the closing share price of the Common Shares on the Canadian Securities Exchange is CAD$0.40 or higher for a period of 10 consecutive trading days. The December Convertible Debentures and December Warrants issued pursuant to the private placement (and the underlying common shares) were subject to a statutory hold period of four months and one day from the closing date.

During the year ended October 31, 2023, two holders of the December Convertible Debentures converted an aggregate total of convertible debenture principal of $1,040,662 and $133,977 at CAD$0.20 per share into 10,151,250 and 1,022,025 common shares respectively.

On July 13, 2023, the Company announced the closing of the first tranche of a non-brokered private placement of the July Convertible Debentures with an aggregate principal amount of $5,000,000. The July Convertible Debentures accrue interest at 9% per year, paid quarterly, and mature 48 months from the date of issue. The July Convertible Debentures are convertible into common shares of the Company at a conversion price of CAD$0.24 per common share, at any time on or prior to the maturity date. Additionally, on closing, the Company issued to the Subscribers of the July Convertible Debentures an aggregate of 13,737,500 warrants (the “July Warrants”), that represents one-half of one warrant for each CAD$0.24 of principal amount subscribed. The July Warrants are exercisable for a period of three years from issuance into common shares at an exercise price of CAD$0.28 per common share. The Company has the right to accelerate the warrants if the closing share price of the common shares on the Canadian Securities Exchange is CAD$0.40 or higher for a period of 10 consecutive trading days. The July Warrants’ expiry date will be accelerated to 90 days following notice of the acceleration.

On August 17, 2023, the Company announced that it had closed the second and final tranche of a non-brokered private placement of the August Convertible Debentures for gross proceeds of US$1,000,000, for a total aggregate principal amount under both tranches totaling $6,000,000 for both the July Convertible Debentures and August Convertible Debentures. On closing, the Company issued to subscribers of the August Convertible Debentures an aggregate of 2,816,250 common share purchase warrants. The terms of the convertible debentures and warrants issued as part of this second tranche are the same as those issued in the July Convertible Debentures and July Warrants.

Trends and expected fluctuations in capital resources

We realized net cash flows from financing of approximately $4.4 million during the year ended October 31, 2023, (2022 – $0.4 million outflow), resulting from proceeds from debt financing of $8.0 million (2022 - $0.1 million from debt and $1.3 million from equity), less debt, debenture, and lease principal repayments of $3.6 million (2022 - $1.8 million).

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Financing activities have been critical to our ability to continue operating, and significant portions of our financing have historically been raised from key management personnel. These individuals have not provided assurance that they will provide additional financing if the Company requires it but are able to raise such financing from third parties; this highlights the importance of management’s strategy of scaling operations. Our business strategy contemplates growing cash flows from operations, which may contribute to reinvestment and growth; however, further financing may be required or utilized based upon our future capital position and future business opportunities.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Transactions with Related Parties

Transactions with key management and directors

During the year ended October 31, 2023, the Company completed the following related party transactions:

Through its wholly owned subsidiary, GRU Properties, the Company leased a property located in Trail, Oregon (“Trail”) owned by the Company’s President and CEO (“CEO”). The lease was extended during the year ended October 31, 2021, with a term through December 31, 2025. Lease charges of $72,000 were incurred for year ended October 31, 2023 (2022 –72,000). The lease liability balance for Trail at October 31, 2023, was $139,014 (October 31, 2022 - $193,312).

During the year ended October 31, 2021, the Company leased a property which is beneficially owned by the CEO and is located in Medford, Oregon (“Lars”) with a term through June 30, 2026. Lease charges for Lars of $190,035 (2022 - $184,500) were incurred for the year ended October 31, 2023. The lease liability for Lars at October 31, 2023, was $470,134 (October 31, 2022 - $607,900).

During the year ended October 31, 2021, the CEO leased equipment to the Company, which had a balance due of $Nil at October 31, 2023 (October 31, 2022 - $9,433). Lease payments of $9,971 were made against the equipment leases during the year ended October 31, 2023 (2022 - $28,871).

Leases liabilities payable to the CEO were $609,148 in aggregate at October 31, 2023 (October 31, 2022 - $810,645).

The CEO earned a royalty of 2.5% of sales of flower produced at Trail through December 31, 2021, at which time the royalty terminated. The CEO earned royalties of $Nil during the year ended October 31, 2023 (2022 - $305).

During the year ended October 31, 2022, the Company settled $62,900 in long-term liabilities due to the CEO as part of the CEO’s total $300,000 subscription to a non-brokered private placement of common shares on December 9, 2021.

During year ended October 31, 2023, the Company incurred expenses of $98,846 (2022 - $60,000) for salary paid to the spouse of the CEO, who is employed as our Community Relations manager. At October 31, 2023, accounts and accrued liabilities payable to this individual were $2,692 (October 31, 2022 - $1,154). The spouse of the CEO was granted 500,000 options during the year ended October 31, 2023.

During the year ended October 31, 2023, the Company, through GR Unlimited, acquired 87% of the membership units of Canopy from the CEO. All payments necessary for GR Unlimited to exercise its option to acquire 87% of Canopy were equal to payments made by Canopy to purchase a controlling 60% interest of Golden Harvests.

Pg 19 of 39

Key management personnel consists of the President and CEO; the Senior Vice President (“SVP”); the former Chief Operating Officer (“COO”); General Manager (“GM”); and the Chief Financial Officer (“CFO”) of the Company. The compensation to key management is presented in the following table:

Year ended October 31,	2023	2022
	$	$
Salaries and consulting fees	880,195	1,118,694
Share-based compensation	-	13,043
Stock option expense	161,422	20,082
Total	1,041,617	1,151,819

Stock options granted to key management personnel and close family members of key management personnel include the following. During the year ended October 31, 2023, 1,500,000 options were granted to the CEO; 750,000 options were granted to the CFO; 750,000 options were granted to the SVP; and 175,000 options to the GM. During the year ended October 31, 2022, no options were granted to key management personnel.

During the year ended October 31, 2023, 1,250,000 stock options were granted to three board of directors.

During the year ended October 31, 2023, the SVP purchased December 2022 Convertible Debentures with a principal balance of $50,000 and was issued 167,912 December Warrants.

During the year ended October 31, 2023, the Company issued 200,000 shares to the GM, which represented a portion of consideration for the acquisition of Golden Harvests (Note 5 and 12.1)

Compensation to board of directors during the year ended October 31, 2023, was $18,000, (2022 – fees of $18,000 and issuance of 273,750 common shares with a fair value of $20,562).

Through its subsidiary, Golden Harvests, the Company leased Morton, owned by the Company’s GM, that is located in Michigan, with a lease term through January 2026. Lease charges of $180,000 (2022 - $152,000) were incurred during the year ended October 31, 2023. The lease liability of Morton at October 31, 2023 was $377,043 (2022 - $428,476).

Through its subsidiary, Golden Harvests, the Company also leased Morton Annex located in Michigan, which is owned by the Company’s GM. The lease term was extended during the year ended October 31, 2023, through November 2023. Lease charges of $740,000 (2022 - $330,000) were incurred during the year ended October 31, 2023. The lease liability of Morton Annex at October 31, 2023, was $29,774 (2022 - $211,991).

Accounts payable, accrued liabilities, and lease liabilities due to key management at October 31, 2023, totaled $1,118,763 (October 31, 2022 $1,587,700).

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Debt balances and movements with key management and directors

The following table sets out the movements and balances of debt with related parties during the year ended October 31, 2023, and the year ended October 31, 2022. Borrowings from related parties were executed at times because we could identify very limited other sources of financing. The borrowing from the COO was transacted to accelerate expansion of an indoor growing facility at a competitive rate of interest. The borrowings from other than the COO in the table below were transacted to accelerate construction and production in Michigan. The names of the related parties, by designation, are as follows: CEO – Obie Strickler; SVP – Adam August; Directors – Abhilash Patel; former COO – Thomas Fortner; and GM – David Pleitner.

	CEO	SVP	Director	COO	GM	Total
	$	$	$	$	$	$
Balance - October 31, 2021	65,539	131,078	196,617	163,750	358,537	915,521
Interest	24,621	49,242	73,863	1,250	62,863	211,839
Payments	(43,361)	(86,717)	(130,076)	(165,000)	(61,400)	(486,554)
Balance - October 31, 2022	46,799	93,603	140,404	-	360,000	640,806
Interest	15,649	31,297	46,947	-	64,800	158,693
Payments	(55,778)	(111,555)	(167,333)	-	(64,800)	(399,466)
Balance – October 31, 2023	6,670	13,345	20,018	-	360,000	400,033

Pursuant to the loan and related agreements transacted during the year ended October 31, 2020, the CEO, SVP, and a director obtained 5.5%; 1%; and 2.5% of GR Michigan, respectively; third parties obtained 4% as part of the agreements, such that GR Michigan has a 13% non-controlling interest. These parties, except the CEO, obtained the same interests in Canopy; the CEO obtained 92.5% of Canopy Management, of which 87% was acquired by the Company during the year ended October 31, 2023; all payments necessary for the Company to exercise its option to acquire 87% of Canopy were equal to payments made by Canopy to purchase a controlling 60% interest of Golden Harvests. Interest payments of $59,400 were made on the business acquisition payable of $360,000 (Note 5.1).

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Other Selected Financial Information

EBITDA and Adjusted EBITDA (non-IFRS measures)

The Company’s “Adjusted EBITDA,” or “aEBITDA,” is a non-IFRS measure used by management that does not have any prescribed meaning by IFRS and that may not be comparable to similar measures presented by other companies. Adjusted EBITDA is intended to provide a proxy for our operating cash flow before changes in non-cash working capital (“CNCWC”), which was $7,633,872 for the year ended October 31, 2023 (2022 - $5,091,551). The Company defines “EBITDA” as the Company’s net income or loss for a period, as reported, before interest, taxes, depreciation and amortization, and is further adjusted to remove transaction costs, stock-based compensation expense, accretion expense, gain (loss) on derecognition of derivative liabilities, the effects of fair-value accounting for biological assets and inventory, as well as other non-cash items and items not representative of operational performance as reported in net income (loss). Adjusted EBITDA is defined as EBITDA adjusted for the impact of various significant or unusual transactions. The Company believes that this is a useful metric to evaluate its operating performance, as it allows analysts to compare us to our competitors and derive expectations of our future performance. Adjusted EBITDA increases comparability between comparative companies by adjusting for variability resulting from differences in capital structures, resource allocations and investments, the impact of fair value adjustments on biological assets and inventory and financial statements, which may be volatile and fluctuate significantly from period to period.

	Years ended October 31,
Adjusted EBITDA Reconciliation	2023 ($)	2022 ($)
Net income (loss), as reported	(662,320)	419,951
Add back realized fair value amounts included in inventory sold	2,573,151	3,685,338
Deduct unrealized fair value gain on growth of biological assets	(3,355,797)	(3,278,572)
Add back amortization of property and equipment included in cost of sales	1,757,672	1,102,688
	312,706	1,929,405
Add back interest and interest accretion expense, as reported	1,397,348	894,020
Add back amortization of property and equipment, as reported	578,641	750,916
Add back share-based compensation	346,113	117,913
Add back unrealized loss on marketable securities, as reported	-	333,777
Add back unrealized loss on derivative liability, as reported	4,563,498	-
Deduct unrealized gain on warrants asset, as reported	(129,113)	-
Add back income tax expense, as reported	370,932	245,358
EBITDA	7,440,125	4,271,389
Performance incentive bonus payment[1]	-	179,685
Severance and inactive employee compensation[2]	-	61,077
Business development incentive bonus[3]	-	153,825
Compliance costs[4]	83,747	98,139
Costs associated with acquisition of Golden Harvests[5]	110,000	80,000
Deduct gain on debt settlement with marketable securities[6]	-	(449,684)
New production location startup costs[7]	-	697,120
Adjusted EBITDA	7,633,872	5,091,551

[1]	Payment to the minority owner and General Manager of Golden Harvests in recognition of outstanding business performance that was in excess of expected ongoing employment performance bonuses.

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[2]	Payments to the COO as part of his transition when no longer a paid member of the Company’s executive team, effectively a severance package.
[3]	Payments to the owners of Golden Harvests and Company’s CEO to incentivize business growth during the startup phase of Golden Harvests. These costs are non-recurring in nature and not reflective of operational efficiency during the quarter. Of the $153,825 payment, $100,000 was beneficially made to the CEO, a related party.
[4]	Costs for professional services pertaining to prior periods as a result of efforts to bring the Company’s disclosures current with the Commission. The Company’s required disclosures were brought current, and over-the-counter trading resumed in the United States.
[5]	Costs associated with the Company’s acquisition of the Michigan assets.
[6]	On June 20, 2022, the Company announced the settlement of the PBIC Note, which had a principal balance owing of $700,000. The Company agreed to transfer its ownership in PBIC, comprised of 2,362,204 common shares in PBIC, to the creditor, to which PBIC sold and assigned the PBIC Note. In exchange, the creditor provided forgiveness and settlement of all amounts owing in connection with the PBIC Note, in which the Company reported a gain on debt settlement of $449,684 as a result of the settlement.
[7]	During the year ending October 31, 2022, we incurred $697,120 in non-recurring costs associated with the first year of operations at our Foothill outdoor facility, including product quality and sales prices not reflective of mature operations.

Below we reconcile aEBITDA to cash flows from operations before changes in non-cash working capital, in order to present the efficiency with which aEBITDA is converted into cash flows.

	Year ended October 31
Reconciliation of aEBITDA to cash from operations before CNCWC	2023 ($)	2022 ($)
aEBITDA	7,633,872	5,091,551
Less: Interest expense	(370,616)	(402,239)
Less: Income tax expense	(370,932)	(245,358)
Less: non-cash gain on debt settlement	-	(455,674)
Add back: non-cash loss on asset disposal	182,025	6,250
Impact of foreign exchange and other	(3,730)	918
Impact of deferred income taxes	(470,358)	-
Less: adjustments to EBITDA to arrive at aEBITDA:
Performance incentive bonus payment	-	(179,685)
Severance and inactive employee compensation	-	(61,077)
Business development incentive bonus	-	(153,825)
Gain on debt settlement for marketable securities	-	449,684
Compliance costs	(83,747)	(98,139)
Costs associated with acquisition of Golden Harvests	(110,000)	(80,000)
New production location startup costs	-	(697,120)
Cash flows from operations before CNCWC, as reported	6,406,514	3,175,286
Cash flows from operations before CNCWC as % of aEBITDA	84%	62%

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Outstanding Share Data

As of the date of this MD&A, the Company had 182,005,886 common shares outstanding.

As of the date of this MD&A, the Company has the following warrants outstanding, exercisable into common shares:

Exercise price (CAD$)	Warrants outstanding	Life (years)	Expiry date
0.25	6,716,499	1.76	December 2, 2025
0.28	13,737,500	2.38	July 13, 2026
0.28	2,816,250	2.47	August 17, 2026
0.33	8,500,000	4.61	October 05, 2028
0.29	31,770,249	2.85

As of the date of this MD&A, the Company has the following stock options outstanding and exercisable into common shares:

Exercise price (CAD$)	Options outstanding	Number exercisable	Remaining Contractual Life (years)	Expiry period
0.15	1,840,000	1,777,500	0.3	July 2024
0.15	200,000	200,000	0.7	November 2024
0.30	1,000,000	850,000	1.1	April 2025
0.16	1,150,000	1,150,000	1.2	May 2025
0.15	85,000	85,000	1.7	November 2025
0.15	300,000	150,000	2.1	April 2026
0.15	6,225,000	6,225,000	2.8	January 2027
0.30	400,000	-	3.6	September 2027
0.39	600,000	125,000	3.7	November 2027
0.18	11,800,000	10,562,500	2.2

As of the date of this MD&A, the Company has December Convertible Debentures outstanding with an aggregate principal balance of $350,000 and accrued interest of approximately $5,019. The debentures mature on December 2, 2025. Interest accrues at 9% per annum and is payable on the last business days of March, June, September, and December.

Shares issuable upon conversion of the December Convertible Debentures as of the date of this MD&A are presented in the table below.

Debenture principal	Accrued interest	USD/CAD exchange rate *	Exercise price (CAD$)	Shares issuable if converted
350,000	5,019	1.3521	0.20	2,350,774

*	Most recent exchange rate as published by the Bank of Canada.

As of the date of this MD&A, the Company also has July Convertible Debentures outstanding with an aggregate principal balance of $5,000,000 and accrued interest of approximately $43,022. The debentures mature on July 13, 2026. Interest accrues at 9% per annum and is payable on the last business days of March, June, September, and December.

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Shares issuable upon conversion of the July Convertible Debentures as of the date of this MD&A are presented in the table below:

Debenture principal	Accrued interest	USD/CAD exchange rate *	Exercise price (CAD$)	Shares issuable if converted
5,000,000	43,022	1.3521	0.24	27,475,000

*	Most recent exchange rate as published by the Bank of Canada.

Additionally, as of the date of this MD&A, the Company has August Convertible Debentures outstanding with an aggregate principal balance of $1,000,000 and accrued interest of approximately $14,341. The debentures mature on August 17, 2027. Interest accrues at 9% per annum and is payable on the last business days of March, June, September, and December.

Shares issuable upon conversion of the August Convertible Debentures as of the date of this MD&A are presented in the table below:

Debenture principal	Accrued interest	USD/CAD exchange rate *	Exercise price (CAD$)	Shares issuable if converted
1,000,000	14,341	1.3521	0.24	5,632,500

*	Most recent exchange rate as published by the Bank of Canada.

Critical Accounting Judgments and Estimation Uncertainties

The preparation of the consolidated financial statements in conformity with IFRS requires that the Company’s management make critical judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. The most significant judgments include those related to the ability of the Company to continue as a going concern, the determination of when property and equipment are available for use, and impairment of its financial and non-financial assets. The most significant estimates and assumptions include those related to the valuation of biological assets, the collectability of accounts receivable, the useful lives of property and equipment, inputs used in accounting the determination of the discount rate used to estimate the fair value of the liability component of convertible debt instruments, the discount rates used to calculate present values of lease liabilities, the inputs used in the estimate of the fair value of equity based compensation, and the inputs used in the estimate of the fair value of equity instruments.

Newly Adopted Accounting Pronouncements

Amendments to IAS 41: Agriculture

As part of its 2018-2020 annual improvements to the standards process of IFRS, the IASB issued amendments to IAS 41 Agriculture. The amendment removes the requirement in paragraph 22 of IAS 41 for entities to exclude taxation cash flow when measuring the fair value of a biological asset using a present value technique. This will ensure consistency with the requirements in IFRS 13 Fair Value Measurement. The amendment is effective for annual reporting periods beginning on or after January 1, 2022. The Company adopted the Amendments to IAS 41 effective November 1, 2022, which did not have material impact to the Company’s Financial Statements.

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Amendments to IFRS 9: Financial Instruments

As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued amendments to IFRS 9 Financial Instruments. The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment. The amendment is effective for annual reporting periods beginning on or after January 1, 2022 with earlier adoption permitted. The Company adopted the Amendments to IFRS 9 effective November 1, 2022, which did not have material impact to the Company’s Financial Statements.

Amendments to IAS 37: Onerous Contracts — Cost of Fulfilling a Contract

The amendment specifies that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendment is effective for annual periods beginning on or after January 1, 2022 with early application permitted. The Company adopted the amendments to IAS 37 effective November 1, 2022, which did not have material impact to the Company’s Financial Statements.

Financial Instruments and Other Risk Factors

Market Risk

Market risk is the risk that the fair value or cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk reflects interest rate risk, currency risk and other price risks.

Interest Rate Risk

At October 31, 2023 and 2022, the Company’s exposure to interest rate risk relates to long term debt, convertible promissory notes, and finance lease obligations, but its interest rate risk is limited as the aforementioned financial instruments are fixed interest rate instruments.

Currency Risk

As at October 31, 2023, the Company had a portion of its accounts payable and accrued liabilities denominated in Canadian dollars which amounted to CAD$190,169. The Company is exposed to the risk of fluctuation in the rate of exchange between the Canadian Dollar and the United States Dollar.

Other Price Risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign currency risk and a change in the price of cannabis. The Company is not exposed to significant other price risk.

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a loss for the other party by failing to pay for its obligation.

Credit risk to the Company is derived from cash and trade accounts receivable. The Company places its cash in deposit with United States financial institutions. The Company has established a policy to mitigate the risk of loss related to granting customer credit by primarily selling on a cash-on-delivery basis.

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Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. At October 31, 2023 and October 31, 2022, the Company had $8,108,247 and $832,384 in excess of the FDIC insured limit, respectively.

The carrying amount of cash and trade accounts receivable represents the Company’s maximum exposure to credit risk; the balances of these accounts are summarized in the following table:

	October 31, 2023	October 31, 2022
	$	$
Cash	8,858,247	1,582,384
Accounts Receivable	2,109,424	1,643,959
Notes Receivable	1,430,526	-
Total	12,398,197	3,226,343

The allowance for doubtful accounts at October 31, 2023 was $165,347 (October 31, 2022 - $264,719).

Liquidity Risk

Liquidity risk represents the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when they become due. At October 31, 2023 and 2022, the Company’s working capital accounts were as follows:

	October 31, 2023	October 31, 2022
	$	$
Cash	8,858,247	1,582,384
Current assets excluding cash	8,563,290	6,327,629
Total current assets	17,421,537	7,910,013
Current liabilities	(13,004,181)	(5,315,904)
Working capital	4,417,356	2,594,109

The Company Faces Risks Inherent in an Agricultural Business.

Cannabis is an agricultural product. There are risks inherent in the agricultural business, such as insects, plant diseases, forest fire and similar agricultural risks. Although some of the Company’s cannabis flower is grown indoors under climate-controlled conditions, with conditions monitored, there can be no assurance that natural elements will not have a material adverse effect on the production of the Company’s products.

Fair Values

A number of the Company’s accounting policies and disclosures require the measurement of fair valued for both financial and nonfinancial assets and liabilities. The Company has an established framework, which includes team members who have overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values. When measuring the fair value of an asset or liability, the Company uses observable market data as far as possible.

The Company regularly assesses significant unobservable inputs and valuation adjustments. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1: unadjusted quoted prices in active markets for identical assets or liabilities;

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Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; or

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of the financial instruments at October 31, 2023 are summarized in the following table:

	Level in fair value hierarchy	Amortized Cost	FVTPL
		$	$
Financial Assets
Cash	Level 1	8,858,247	-
Accounts receivable	Level 2	2,109,424	-
Warrants asset	Level 2		1,361,366

Financial Liabilities
Accounts payable and accrued liabilities	Level 2	2,359,750	-
Debt	Level 2	1,388,517	-
Convertible debentures	Level 2	2,412,762
Business acquisition consideration payable	Level 2	360,000	-
Derivative liability	Level 2		7,808,500

During the year ended October 31, 2023, there were no transfers of amounts between levels.

See additional risk factors relating to the Company as described in section 17 of the Company’s Listing Statement dated November 15, 2018 which can be found under the Company’s profile on www.sedarplus.ca.

Subsequent Events

Purchase of Ross Lane, Oregon farm property

On January 12, 2024, the Company executed the option to purchase the Ross Lane outdoor farm property located in Central Point, Oregon for total consideration of $1,525,000.

New Jersey retail investment

On January 17, 2024, the Company announced that it formed Grown Rogue Retail Ventures LLC and signed a definitive agreement on January 16, 2024, to invest in and support Nile of NJ LLC, a company that is developing an adult-use dispensary in West New York, New Jersey. The investment is in the form of a secured note, in which the Company advanced $500,000 pursuant to this secured note on February 13, 2024. These retail operations will be supported with products from a cultivation facility under development.

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Regulatory Disclosure

Grown Rogue derives a substantial portion of its revenues from the cannabis industry in the United States, which industry is illegal under United States federal law. Grown Rogue is indirectly involved (through subsidiaries) in the cannabis industry in the United States where local state laws permit such activities. Currently, its subsidiaries are directly engaged in the manufacture, possession, use, sale or distribution of cannabis in the recreational cannabis marketplace in the State of Oregon and in the recreational and medical marketplaces in the State of Michigan.

The United States federal government regulates drugs through the Controlled Substances Act (the “Federal CSA”), which places controlled substances, including cannabis, in a schedule. Cannabis is classified as a Schedule I drug. Under federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the United States and a lack of accepted safety for the use of the drug under medical supervision. The United States Food and Drug Administration has not approved marijuana as a safe and effective drug for any indication.

In the United States cannabis is largely regulated at the state level. Notwithstanding the permissive regulatory environment of medical cannabis at the state level, and the increasing number of states with legal recreational frameworks, cannabis continues to be categorized as a Schedule I controlled substance under the Federal CSA and as such, violates federal law in the United States. Senators Elizabeth Warren and Cory Gardner have introduced a bipartisan Senate bill titled “Strengthening the Tenth Amendment Through Entrusting States (STATES) Act” that would lift the Controlled Substance Act’s restrictions on cannabis in states that have written their own laws. However, there can be no assurances as to when this bill will pass, or if it will pass at all. The Supremacy Clause of the United States Constitution and United States federal laws made pursuant to it are paramount and in case of conflict between federal and state law in the United States, the federal law shall apply.

As a result of the conflicting views between state legislatures and the United States federal government regarding cannabis, investments in cannabis businesses in the United States are subject to inconsistent legislation and regulation. The response to this inconsistency was addressed in August 2013 when then Deputy Attorney General, James Cole, authored a memorandum (the “Cole Memorandum”) addressed to all United States district attorneys acknowledging that notwithstanding the designation of cannabis as a controlled substance at the federal level in the United States, several US states had enacted laws relating to cannabis for medical and recreational purposes. The Cole Memorandum outlined certain priorities for the Department of Justice relating to the prosecution of cannabis offenses. In particular, the Cole Memorandum noted that in jurisdictions that enacted laws legalizing cannabis in some form and that also implemented strong and effective regulatory and enforcement systems to control the cultivation, distribution, sale and possession of cannabis, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level.

In March 2017, newly appointed Attorney General Jeff Sessions again noted limited federal resources and acknowledged that much of the Cole Memorandum had merit; however, he disagreed that it had been implemented effectively and, on January 4, 2018, Attorney General Jeff Sessions issued a memorandum (the “Sessions Memorandum”) that rescinded the Cole Memorandum. As a result of the Sessions Memorandum, federal prosecutors are no longer bound by the priorities in the Cole Memorandum relating to the prosecution of cannabis activities despite the existence of state-level laws that may be inconsistent with federal prohibitions.

There is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. Unless and until the United States Congress amends the Federal CSA with respect to medical and/or adult-use cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that federal authorities may enforce current federal law. If the federal government begins to enforce federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing applicable state laws are repealed or curtailed, Grown Rogue’s business, results of operations, financial condition and prospects would be materially adversely affected. Until Congress amends the federal law with respect to marijuana use, there is a risk that federal authorities may enforce current federal law against companies such as Grown Rogue for violation of federal law or they may seek to bring an action or actions against Grown Rogue and/or its investors for violation of federal law or otherwise, including, but not limited to, a claim against investors for aiding and abetting another’s criminal activities.

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In light of the uncertainty surrounding the treatment of United States cannabis-related activities, including the rescission of the Cole Memorandum, the Canadian Securities Administrators published a Staff Notice 51-352 (Revised) – Issuers with U.S. Marijuana-Related Activities (“Staff Notice 51-352”) on February 8, 2018 setting out certain disclosure expectations for issuers with United States cannabis-related activities. Staff Notice 51-352 includes additional disclosure expectations that apply to all issuers with United States cannabis-related activities, including those with direct and indirect involvement in the cultivation and distribution of cannabis, as well as issuers that provide goods and services to third parties involved in the United States cannabis industry.

In accordance with the Staff Notice 51-352, below is a table of concordance that is intended to assist readers in identifying the disclosure expectations outlined in Staff Notice 51-352.

In accordance with Staff Notice 51-352, this section provides a discussion of the federal and state-level U.S. regulatory regimes in the jurisdictions where Grown Rogue is currently directly involved through its subsidiaries or is planning to be directly involved in the future. Certain Grown Rogue subsidiaries are directly engaged in the manufacture, possession, use, sale or distribution of cannabis in the recreational cannabis marketplace in the State of Oregon and in the medical and recreational marketplaces in the State of Michigan. In accordance with Staff Notice 51-352, Grown Rogue will evaluate, monitor and reassess this disclosure, and any related risks, on an ongoing basis and the same will be supplemented and amended to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws or regulations regarding marijuana regulation. Any non-compliance, citations or notices of violation which may have an impact on Grown Rogue’s licenses, business activities or operations will be promptly disclosed by Grown Rogue.

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All Issuers with US Marijuana-Related Activities	Response
Describe the nature of the issuer’s involvement in the U.S. marijuana industry and include the disclosures indicates for at least one of the direct, indirect and ancillary industry involvement types.	See above under “Description of Business”. See below under “U.S. Regulatory Matters”
Prominently state that marijuana is illegal under US federal law and that enforcement of relevant laws is a significant risk	See above
Discuss any statements and other available guidance made by federal authorities or prosecutors regarding the risk of enforcement action in any jurisdiction where the issuer conducts U.S. marijuana-related activities.

See below under “U.S. Regulatory Matters”

See the following risk factors included in the Company’s Listing Statement available on www.sedarplus.ca:

Section 17 – Risk Factors – Grown Rogue’s Business is Illegal under U.S. Federal Law

Section 17 – Risk Factors – Because marijuana is illegal under federal law, investing in cannabis business could be found to violate the Federal CSA

Outline related risks including, among others, the risk that third party service providers could suspend or withdraw services and the risk that regulatory bodies could impose certain restrictions on the issuer’s ability to operate in the U.S.

See the following risk factors included in the Company’s Listing Statement available on www.sedarplus.ca:

Section 17 – Risk Factors – Grown Rogue’s Business is Illegal under U.S. Federal Law

Section 17 – Risk Factors – Because marijuana is illegal under federal law, investing in cannabis business could be found to violate the Federal CSA

Section 17 – Risk Factors – Risks Relating to Other Laws and Regulations

Section 17 – Risk Factors – Current and Future Consumer Protection Regulatory Requirements

Section 17 – Risk Factors – Operational Risks

Section 17 – Risk Factors – Grown Rogue will not be able to deduct many normal business expenses

Section 17 – Risk Factors – External Factors

Section 17 – Risk Factors – Failure to Protect Intellectual Property

Section 17 – Risk Factors – Agricultural Operations

Section 17 – Risk Factors – Liability, Enforcement Complaints etc.

Section 17 – Risk Factors – Grown Rogue’s business is highly regulated and it may not be issued necessary licenses, permits, and cards

Section 17 – Risk Factors – Licenses

Section 17 – Risk Factors – Local Laws and Ordinances

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All Issuers with US Marijuana-Related Activities	Response

Section 17 – Risk Factors – Third party service providers to Grown Rogue may withdraw or suspend their service

Section 17 – Risk Factors – Grown Rogue may not be able to obtain or maintain a bank account

Section 17 – Risk Factors – Grown Rogue’s contracts may be unenforceable and property may be subject to seizure

Section 17 – Risk Factors – The protections of US bankruptcy law may be unavailable

Section 17 – Risk Factors – Grown Rogue may have a difficult time obtaining insurance which may expose Grown Rogue to additional risk and financial liabilities

Section 17 – Risk Factors – Grown Rogue’s websites are accessible in jurisdictions where medicinal or recreational use of marijuana is not permitted and, as a result Grown Rogue may be found to be violating the laws of those jurisdictions

Section 17 – Risk Factors – The marijuana industry faces significant opposition in the United States

Given the illegality of marijuana under US federal law, discuss the issuer’s ability to access both public and private capital and indicate what financing options are/are not available in order to support continuing operations.

See above under “Description of Business”.

See the following risk factor included in the Company’s Listing Statement available on www.sedarplus.ca:

Section 17 – Risk Factors – Grown Rogue may not be able to obtain or maintain a bank account

Quantify the issuer’s balance sheet and operating statement exposure to U.S. marijuana-related activities.	100% of Grown Rogue’s balance sheet and operating statements are exposed to U.S. marijuana-related activities.
Disclose if legal advice has not been obtained, either in the form of a legal opinion or otherwise, regarding (a) compliance with applicable state regulatory frameworks and (b) potential exposure and implications arising from U.S. federal law.

Grown Rogue has received legal advice from multiple attorneys regarding (a) compliance with applicable state regulatory frameworks and (b) potential exposure and implications arising from U.S. federal law.

Federal CSA Requirement – US Marijuana Issuers with direct involvement in cultivation or distribution	Response

Outline the regulations for U.S. states in which the issuer operates and confirm how the issuer complies with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state.

See below under “U.S. Regulatory Matters”

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Federal CSA Requirement – US Marijuana Issuers with direct involvement in cultivation or distribution	Response
Discuss the issuer’s program for monitoring compliance with U.S. state law on an ongoing basis, outline internal compliance procedures and provide a positive statement indicating that the issuer is in compliance with U.S. state law and the related licensing framework. Promptly disclose any non-compliance, citations or notices of violation which may have an impact on the issuer’s license, business activities or operations.

See below under “U.S. Regulatory Matters”

See the following risk factors included in the Company’s Listing Statement available on www.sedarplus.ca:

Section 17 – Risk Factors – Grown Rogue’s Business is Illegal under U.S. Federal Law

Section 17 – Risk Factors – Risks Relating to Other Laws and Regulations

Section 17 – Risk Factors – Grown Rogue’s business is highly regulated and it may not be issued necessary licenses, permits, and cards

Section 17 – Risk Factors – Licenses

Section 17 – Risk Factors – Liability, Enforcement Complaints etc.

U.S. Marijuana Issuers with indirect involvement in cultivation or distribution	Response
Outline the regulations for U.S. states in which the issuer’s investee(s) operate.	N/A

Provide reasonable assurance, through either positive or negative statements, that the investee’s business is in compliance with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state. Promptly disclose any non-compliance, citations or notices of violation, of which the issuer is aware, that may have an impact on the investee’s licence, business activities or operations.

N/A
U.S. Marijuana Issuers with material ancillary involvement	Response
Provide reasonable assurance, through either positive or negative statements, that the applicable customer’s or investee’s business is in compliance with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state.	N/A

U.S. Regulatory Matters

Grown Rogue (through its subsidiaries) has direct involvement in the cultivation and distribution of marijuana in the United States. Grown Rogue and its subsidiaries are primarily involved in the U.S. marijuana industry as a seed to retail company with operations currently in Oregon (a state that has legalized recreational marijuana). Currently Grown Rogue through its subsidiaries produces recreational marijuana and distributes it to dispensaries throughout Oregon.

Producing, manufacturing, processing, possessing, distributing, selling, and using marijuana is a federal crime in the United States. The United States federal government regulates drugs through the Federal CSA, which places controlled substances, including cannabis, on one of five schedules. Cannabis is currently classified as a Schedule I controlled substance, which is viewed as having a high potential for abuse and having no currently accepted medical use in treatment in the United States. No prescriptions may be written for Schedule I substances, and such substances are subject to production quotas imposed by the United States Drug Enforcement Administration (the “DEA”). Schedule I drugs are the most tightly restricted category of drugs under the Federal CSA.

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State and territorial laws that allow the use of medical cannabis or legalize cannabis for adult recreational use are in conflict with the Federal CSA, which makes cannabis use and possession illegal at the federal level. Because cannabis is a Schedule I controlled substance, however, the development of a legal cannabis industry under the laws of these states is in conflict with the Federal CSA, which makes cannabis use and possession illegal on a federal level. Additionally, the Supremacy Clause of the United States Constitution establishes that the Constitution, federal laws made pursuant to the Constitution, and treaties made under the Constitution’s authority constitute the supreme law of the land. The Supremacy Clause provides that state courts are bound by the supreme law; in case of conflict between federal and state law, including Oregon and other state law legalizing certain cannabis uses, the federal law must be applied.

Until Congress amends the Federal CSA with respect to marijuana use, there is a risk that federal authorities may enforce current federal law against companies such as Grown Rogue for violation of federal law or they may seek to bring an action or actions against Grown Rogue and/or its investors for violation of federal law or otherwise, including, but not limited to, a claim against investors for aiding and abetting another’s criminal activities. The US federal aiding and abetting statute provides that anyone who commits an offense against the United States or aids, abets, counsels, commands, induces or procures its commission, is punishable as a principal. Additionally, even if the U.S. federal government does not prove a violation of the Federal CSA, the U.S. federal government may seize, through civil asset forfeiture proceedings, certain assets such as equipment, real estate, moneys and proceeds, or your assets as an investor in the Company, if the U.S. federal government can prove a substantial connection between these assets or your investment and marijuana distribution or cultivation.

Because many states in the United States have approved certain medical or recreational uses of cannabis, the U.S. Department of Justice, through the Cole Memorandum, had previously described a set of priorities for federal prosecutors operating in states that had legalized the medical or other adult use of cannabis. The Cole Memorandum represented a significant shift in U.S. federal government priorities away from strict enforcement of federal cannabis prohibition.

However, the Cole Memorandum was merely a directive regarding enforcement and did not overturn or invalidate the Federal CSA or any other federal law or regulation.

The Cole Memorandum was rescinded in January 2018 by Jeff Sessions, the former U.S. Attorney General, who deemed it “unnecessary”. This is based on Mr. Sessions’s belief, which was also expressed in the Cole Memorandum that each state’s federal prosecutor should “follow the well-established principles that govern all federal prosecutions. These principles require federal prosecutors deciding which cases to prosecute to weigh all relevant considerations, including federal law enforcement priorities set by the Attorney General, the seriousness of the crime, the deterrent effect of criminal prosecution, and the cumulative impact of particular crimes on the community.” The rescission of the Cole Memorandum, and comments made publicly by Mr. Sessions and other members of the Trump Administration, signal a significant shift by the U.S. federal government back to more strict enforcement of federal law.

On January 4, 2018, Billy J. Williams, the former United States Attorney for the District of Oregon and former Multnomah County (Oregon) Deputy District Attorney who handled major violent crimes and later served as a Chief of the Violent Crimes Unit and as the Indian Country AUSA/Tribal Liaison for the Department of Justice prior to being appointed as the federal prosecutor for Oregon, Mr. Williams provided the below statement on marijuana enforcement in the District of Oregon: “As noted by Attorney General Sessions, today’s memo on marijuana enforcement directs all U.S. Attorneys to use the reasoned exercise of discretion when pursuing prosecutions related to marijuana crimes. We will continue working with our federal, state, local and tribal law enforcement partners to pursue shared public safety objectives, with an emphasis on stemming the overproduction of marijuana and the diversion of marijuana out of state, dismantling criminal organizations and thwarting violent crime in our communities.”

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In an editorial published on January 12, 2018, Mr. Williams wrote: “In sum, I have significant concerns about the state’s current regulatory framework and the resources allocated to policing marijuana in Oregon.”

At a meeting on February 2, 2018, Mr. Williams told Oregon’s top politicians and law enforcement officials that there’s more cannabis being produced in the state than can legally be consumed. “And make no mistake about it, we’re going to do something,” Williams told dozens of politicians, tribal leaders, sheriffs as well as representatives of the FBI and the U.S. Drug Enforcement Administration. “Here’s what I know, in terms of the landscape here in Oregon: We have an identifiable and formidable marijuana over-production and diversion problem,” Williams said. “That’s the fact. My responsibly is to work with our state partners to do something about it.”

On January 12, 2024, the U.S. Department of Health and Human Services released hundreds of pages of documents explaining that cannabis “has a currently accepted medical use in treatment in the United States” and has a “potential for abuse less than the drugs or other substances in Schedules I and II.” This is the first time that U.S. Department of Health and Human Services has recommended the DEA place cannabis in Schedule III of the Federal CSA.

Because producing, manufacturing, processing, possessing, distributing, selling, and using marijuana is illegal under U.S. federal law, investing in cannabis business could be found to violate the Federal CSA. As a result, individuals involved with cannabis business, including but not limited to investors and lenders, may be indicted under U.S. federal law. An investment in the Company may: (a) expose an investor personally to criminal liability under U.S. federal law, resulting in monetary fines and jail time; and (b) expose any real and personal property used in connection with Grown Rogue’s business to seizure and forfeiture to the U.S. federal government.

Active enforcement of the current federal law on cannabis may thus directly and adversely affect revenues and profits of Grown Rogue. The risk of strict enforcement of the Federal CSA remains uncertain.

U.S. Federal Laws Applicable to Banking

Because producing, manufacturing, processing, possessing, distributing, selling, and using marijuana is a crime under the Federal CSA, most U.S. banks and other financial institutions are unwilling to provide banking services to marijuana businesses due to concerns about criminal liability under the Federal CSA as well as concerns related to federal money laundering rules under the U.S. Bank Secrecy Act. Canadian banks are also hesitant to deal with cannabis companies, due to the uncertain legal and regulatory framework of the industry. Banks and other financial institutions could be prosecuted and possibly convicted of money laundering for providing services to cannabis businesses.

Under U.S. federal law, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be found guilty of money laundering or conspiracy. In both Canada and the United States transactions by cannabis businesses involving banks and other financial institutions are both difficult and unpredictable under the current legal and regulatory landscape. Though guidelines issued in past years allow financial institutions to provide bank accounts to certain cannabis businesses, few U.S. banks have taken advantage of those guidelines and many U. S. cannabis businesses still operate on an all-cash basis.

Oregon State Regulation

The Oregon Medical Marijuana Program (“OMMP”) is a state registry program within the Public Health Division, Oregon Health Authority (“OHA”). The role of the OHA is to administer the Oregon Medical Marijuana Act. The OMMP allows individuals with a medical history of one or more qualifying illnesses and a doctor’s written statement to apply for registration with the OMMP. Qualified applicants are issued a medical marijuana card that entitles them to legally possess and cultivate cannabis, subject to certain limitations.

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On November 4, 2014, Oregon voters passed Measure 91, known as the Control, Regulation, and Taxation of Marijuana and Industrial Hemp Act (the “Act”), effectively ending the state’s prohibition of recreational marijuana and legalizing the possession, use, and cultivation of marijuana within legal limits by adults 21 years and older. The Act did not amend or effect the Oregon Medical Marijuana Act and the OMMP. The Act empowered the Oregon Liquor Control Commission (“OLCC”) with regulating sales of recreational marijuana in Oregon. It is possible that the voters could potentially repeal the law that permits both the medical and recreational marijuana industry to operate under state law.

Under current Oregon law, possession and home cultivation by adults at least 21 years old is allowed within legal limits. Public sales of marijuana and marijuana products may be done only through licensed retailers. The OLCC has the authority to decide how many licenses to allow in a specific area or location and may refuse granting a license if there are reasonable grounds to believe there are sufficient licenses in the area or if the granting of a license is not demanded by public interest or convenience. The OLCC may disqualify applicants for a number of reasons, including for lacking a good moral character, for lacking sufficient financial resources or responsibility, for relevant past convictions, and for using marijuana, alcohol, or drugs “to excess.”

Grown Rogue has a comprehensive compliance program, which tracks all aspects of operations through the METRC program (an online software tool mandated through the State of Oregon that tracks seed to retail purchases), as well as compliance with all state and federal employment and other safety regulations.

Grown Rogue is periodically advised by various outside attorneys about the requirements for compliance with Oregon law.

Grown Rogue is in compliance with Oregon state law and its related licensing framework.

Michigan State Regulation

In November 2008, Michigan residents approved the Michigan Medical Marihuana Act (the “MMMA”) to provide a legal framework for a safe and effective medical marijuana program. In September 2016, the Michigan Senate passed the Medical Marihuana Facilities Licensing Act (the “MMFLA”) and the Marihuana Tracking Act (the “MTA” and together with the MMMA and the MMFLA, the “Michigan Cannabis Regulations”) to provide a comprehensive licensing and tracking scheme, respectively, for the medical marijuana program. Additionally, the Michigan Department of Licensing and Regulatory Affairs and its licensing board (“LARA”) has supplemented the Michigan Cannabis Regulations with “Emergency Rules” to further clarify the regulatory landscape surrounding the medical marijuana program. LARA is the main regulatory authority for the licensing of marijuana businesses.

Under the MMFLA, LARA administrates five types of “state operating licenses” for medical marijuana businesses: (a) a “grower” license, (b) a “processor” license, (c) a “secure transporter” license, (d) a “provisioning center” license and (e) a “safety compliance facility” license. There are no stated limits on the number of licenses that can be made available on a state level; however, LARA has discretion over the approval of applications and municipalities can pass additional restrictions.

On November 6, 2018, Michigan voters approved Proposal 1, to make marihuana legal under state and local law for adults 21 years of age or older and to control the commercial production and distribution of marihuana under a system that licenses, regulates, and taxes the businesses involved. The act will be known as the Michigan Regulation and Taxation of Marihuana Act24. According to Proposal 1, LARA is required to art accepting applications for retail (recreational) dispensaries within 12 months of the measure’s effective date.

Grown Rogue has a comprehensive compliance program, which tracks all aspects of operations through the METRC program (an online software tool mandated through the State of Michigan that tracks seed to retail purchases), as well as compliance with all state and federal employment and other safety regulations.

Grown Rogue is periodically advised by various outside attorneys about the requirements for compliance with Michigan law.

Grown Rogue is in compliance with Michigan state law and its related licensing framework.

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Michigan License

State operating licenses for marijuana businesses have a 1 year term and are annually renewable if certain conditions are met: (a) the renewal application is submitted prior to the date the license expires, or within sixty (60) days of expiration if all other conditions are met and a late fee is paid, (b) the licensee pays the regulatory assessment fee set by LARA and (c) the licensee continues to meet the requirements to be a licensee under the Michigan Cannabis Regulations. Each renewal application is reviewed by LARA, but there is no guarantee of a timely renewal. There is no ultimate expiry after which no renewals are permitted.

Michigan Regulations

Michigan Marijuana Products may be purchased in a retail setting from a provisioning center by a registered qualified patient or registered primary caregivers connected to a registered qualifying patient (“Michigan Qualified Purchaser”); in each case, Michigan Qualified Purchasers must present a valid registry identification card issued by LARA (a “Michigan Registry ID”). For a Michigan Qualified Purchaser to receive Michigan Marijuana Products, provision centers must deploy an inventory control and tracking system that is capable of interfacing with the statewide monitoring system to determine (a) whether a Michigan Qualified Purchaser holds a Michigan Registry ID and (b) whether the sale or transfer will exceed the then-current daily and monthly purchasing limit for the holder of the Michigan Registry ID.

In order to receive a Michigan Registry ID, an applicant must provide: a completed application dated within one year of submission, a written certification from a physician with a bona-fide physician-patient relationship to the underlying patient, the application or renewal fee, contact information for the patient, caregiver (if applicable) and physician, as well as proof of Michigan residency.

For registered qualifying patients, the daily purchasing limit is 2.5 ounces, and for registered primary caregivers, the daily purchasing limit is 2.5 ounces per underlying registered qualifying patient that the registered primary caregiver is connected with through the registration process. Finally, the licensee shall verify in the statewide monitoring system that the sale or transfer does not exceed the monthly purchasing limit of ten (10) ounces of marihuana product per month to a qualifying patient, either directly or through the qualifying patient’s registered primary caregiver.

Allowable forms of medical marihuana includes smokable dried flower, dried flower for vaporizing and marihuana infused products, which are defined under the Act to include topical formulations, tinctures, beverages, edible substances or similar products containing usable marijuana that is intended for human consumption in a matter other than smoke inhalation. Under the Michigan Cannabis Regulations, marijuana-infused products shall not be considered food.

Qualifying conditions for the medical marijuana program in Michigan are the following:

●	Cancer, glaucoma, positive status for human immunodeficiency virus, acquired immune deficiency syndrome, hepatitis C, amyotrophic lateral sclerosis, Crohn’s disease, agitation of Alzheimer’s disease, nail patella or the treatment of these conditions;

●	A chronic or debilitating disease or medical condition or its treatment that produces 1 or more of the following: cachexia or wasting syndrome; severe and chronic pain; severe nausea; seizures, including but not limited to those characteristic of epilepsy; or severe and persistent muscle spasms, including but not limited to those characteristic of multiple sclerosis;

●	Post-Traumatic Stress Disorder (PTSD); and/or

●	Any other medical condition or its treatment approved by the department under the Michigan Cannabis Regulations.

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Reporting Requirements

Pursuant to the requirements of the MTA, Michigan selected Franwell’s METRC software as the state’s third-party solution for integrated marijuana industry verification. Using METRC, regulators are able to track third party inventory, permissible sales and seed-to-sale information. Additionally, provisioning centers can use the METRC API to connect their own inventory management and/or point-of-sale systems to verify the identity as well as permissible sales for Michigan Qualified Purchasers.

Storage and Security

To ensure the safety and security of cannabis business premises and to maintain adequate controls against the diversion, theft, and loss of cannabis or cannabis products, a provisioning center is required to:

Maintain and submit a security operations plan that includes the following at a minimum:

●	Escorts for all non-employee personnel in limited access areas.

●	Secure locks for all interior rooms, windows and points of entry and exits with commercial grade, nonresidential door locks.

●	An alarm system. Licensees will make all information related to the alarm system including monitoring and alarm activity available to LARA.

●	A video surveillance system that, at a minimum, consists of digital or network video recorders, cameras, video monitors, digital archiving devices and a color printer capable of delivering still photos.

●	24-hour surveillance footage with fixed, mounted cameras, tamper/theft proof secured storage mediums and a notification system for interruption or failure of surveillance footage or storage of surveillance footage. All surveillance footage must be of sufficient resolution to identify individuals, have accurate time/date stamps and be stored for a minimum of 14 days unless state regulators notify that such recordings may be destroyed.

●	State access to view and obtain copies of any surveillance footage through LARA or related investigators, agents, auditors and/or state police. A facility shall also provide copies of recordings to LARA upon request.

●	Logs of the following: the identities of the employee or employees responsible for monitoring the video surveillance system, the identity of the employee who removed the recording from the video surveillance system storage device and the time and date removed and the identity of the employee who destroyed any recording.

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Maintain marijuana storage plan for provisioning centers that includes the following at a minimum:

●	A secured limited access area for inventories of Michigan Marijuana Products.

●	Clearly labeled containers (a) marked, labeled or tagged, (b) enclosed on all sides and (c) latched or locked to keep all contents secured within. All such containers must be identified and tracked in accordance with the MTA.

●	A locked area for chemical and solvents separate from Michigan Marijuana Products.

●	Separation of marijuana-infused products from toxic or flammable materials.

●	A sales or transfer counter or barrier separated from stock rooms to ensure registered qualifying patients or registered primary caregivers do not have direct access to Michigan Marijuana Products.

There are significant risks associated with the business of the Company, as described above and in Section 17 – Risk Factors of the Company’s Listing Statement as filed on www.sedarplus.ca. Readers are strongly encouraged to carefully read all of the risk factors contained in Section 17 – Risk Factors of the Company’s Listing Statement.

Internal Control over Financial Reporting and Disclosure Controls

Management, including the President and CEO and the CFO, is responsible for designing, establishing, and maintaining a system of ICFR to provide reasonable assurance that all information prepared by the Company for external purposes is reliable and timely. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with IFRS.

The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately reflect the transactions of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements.

The CEO and CFO have evaluated whether there were changes to the ICFR during the year ended October 31, 2023, that have materially affected, or are reasonably likely to materially affect, the ICFR. As a result, no such significant changes were identified through their evaluation.

There have been no material changes in the Company’s internal control over financial reporting during the year ended October 31, 2023, that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

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